Green Irons Holdings Corp.
P.O. Box 561, Harbor Gates
Providenciales
Turks & Caicos Islands

November 7, 2006

Mr. Matt Franker
United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re: Green Irons Holdings Corp.
    Registration Statement on Form SB-2
    Commission File Number: 333-135225
    Amendment no. 5 Filed November 3, 2006
    WITHDRAWAL of Request for Acceleration of Effective Date of Registration Statement

Dear Sir:

We are writing with reference to the Company's letter of request for acceleration of effective date of registration statement, Letter of Request dated November 3, 2006, in which we requested that the Company's registration statement be declared effective on or before 9:30 a.m. on Wednesday, November 8, 2006.

By this letter, please be advised of our request to immediately withdraw the Letter of Request.

Thank you for your cooperation.



Sincerely,

Green Irons Holdings Corp.


/s/ Andrew Couvell
Andrew Couvell, President